

September 18, 2017

Barry Rosenstein
Managing Partner
JANA Partners LLC
767 Fifth Avenue, 8ᵗʰ Floor
New York, New York 10153

      Re: **EQT Corporation**
              PREC14A preliminary proxy statement filing made on Schedule 14A
              Filed on September 11, 2017 by JANA Partners LLC
              File No. 001-03551

Dear Mr. Rosenstein,

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Letter to Shareholders

1. Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to shareholders, as preliminary. The term "proxy statement" is defined under Rule 14a-1 and does not include the letter to shareholders. Refer also to Rule 14a-6(e)(1) of Regulation 14A.

Preliminary Proxy Statement

2. The participant's apparent intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes its proxy statement to security holders. If the participant decides to disseminate its proxy statement prior to the distribution of the issuer's proxy statement, the participant must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participant's anticipated proxy statement distribution.

3. Given that the disclosure provided in observance of Rule 14a-5(c) did not specifically reference dissenters' rights of appraisal, please advise us, with a view toward revised disclosure, whether or not JANA has complied with Item 2 of Schedule 14A.

Barry Rosenstein
JANA Partners LLC
September 18, 2017
Page 2

4. Only one participant, Jana Partners LLC, has been identified on the cover page of Schedule 14A and within Annex 1. Please confirm for us that Charles Penner, who is named as a proxy holder on the form of proxy, and no other persons employed by or affiliated with Jana Partners LLC, will be soliciting proxies on behalf of JANA Partners LLC. Refer to Item 4(a)(2) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term "solicit" as used in Instruction 3(a)(vi).

Proposal 1: Share Issuance Proposal

Reasons to Vote Against the Proposed Acquisition, page 3

5. We note the reference in footnote 1 on page 2 to the Rice acquisition conference call conducted June 19, 2017, intended to underscore your assertion regarding the "undervalued" EQT stock. Please revise to qualify this statement as a belief, and also provide supplemental support for the assertion. Alternatively, please delete the assertion.

6. Please supplement the existing disclosure by further explaining the tax limitations created by the combination that would impede an EQT separation.

Overstatement of Financial Benefits of the Acquisition, page3

7. You indicate that "[b]ased on our work to date…we estimate that actual synergies could fall short by at least $1.3 billion." Please provide us with supplemental support for this internally prepared estimate of the projected synergies, even if this figure is revised in the next filing.

        We remind you that the participant is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473, H. Roger Schwall, Assistant Director, at (202) 551-3745, or me at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions

cc: Marc Weingarten, Esq.
        Eleazer Klein, Esq.
        Brandon Gold, Esq.
        Schulte Roth & Zabel LLP